UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of September, 2009

Commission File Number 0-28564

QIAGEN N.V.

(Translation of registrant’s name into English)

Spoorstraat 50

5911 KJ Venlo

The Netherlands

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .

QIAGEN N.V.

Form 6-K

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OTHER INFORMATION

On September 22, 2009, QIAGEN N.V. (Nasdaq: QGEN; Frankfurt, Prime Standard: QIA) (“QIAGEN”) issued a press release announcing that it has acquired DxS Ltd., a privately-held developer and manufacturer of companion diagnostics products headquartered in Manchester, United Kingdom. The press release is furnished herewith as Exhibit 99.1 and is incorporated by reference herein.

On September 22, 2009, QIAGEN issued a press release announcing the launch of a placement of 27.5 million newly issued common shares plus an overallotment option. The press release is furnished herewith as Exhibit 99.2 and is incorporated by reference herein.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

QIAGEN N.V.

By:	/s/ Roland Sackers Roland Sackers Chief Financial Officer

Date: September 22, 2009

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EXHIBIT INDEX

Exhibit No.	Exhibit
99.1	Press Release dated September 22, 2009

99.2	Press Release dated September 22, 2009

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Exhibit 99.1

Contacts:

Dr. Solveigh Mähler Director Investor Relations QIAGEN N.V. +49 2103 29 11710 e-mail: solveigh.maehler@qiagen.com	Dr. Thomas Theuringer Associate Director Public Relations QIAGEN GmbH +49 2103 29 11826 email: thomas.theuringer@qiagen.com

Albert F. Fleury Director Corporate Finance and Investor Relations North America QIAGEN N.V. +1 301 944 7028 e-mail: albert.fleury@qiagen.com

QIAGEN Acquires DxS Ltd –

Creating Leadership in Personalized Healthcare

In addition, QIAGEN unveils for the first time its companion diagnostic pipeline,

which the Company believes is unmatched in terms of depth and profile

VENLO, The Netherlands, September 22, 2009 – QIAGEN N.V. (NASDAQ: QGEN; Frankfurt, Prime Standard: QIA) today announced that it has acquired DxS Ltd (DxS), a privately-held developer and manufacturer of companion diagnostic products headquartered in Manchester, United Kingdom. The transaction is valued at approximately US$ 95 million in cash (subject to customary purchase price adjustments), plus up to an additional US$ 35 million if specified commercial and other milestones are met.

With this acquisition, QIAGEN has taken a strong leadership position in the new era of personalized healthcare (PHC). The Company believes it offers all the required elements to help drive and shape this rapidly emerging trend in healthcare.

In addition, QIAGEN unveiled for the first time that the combined company is currently active in over 15 collaborations with pharmaceutical companies to market and / or develop companion diagnostic products. The programs span genetic, expression, epigenetic and other markers. QIAGEN believes that this pipeline is the deepest such portfolio in the pivotal field of molecular diagnostics for personalized healthcare.

Acquisition of DxS

The acquisition of DxS brings to QIAGEN a portfolio of molecular diagnostic assays and intellectual property, as well as a deep pipeline of active or planned companion diagnostic partnerships in oncology with many of the leading pharmaceutical companies, including seven of the largest drug makers in this field. These assets complement QIAGEN’s existing strong portfolio of personalized healthcare diagnostic solutions and are very synergistic with QIAGEN’s sample and assay technologies.

DxS has developed a set of molecular diagnostic assays which allow physicians in oncology to predict patients’ responses to certain treatments in order to make cancer therapies more effective and safer. The currently marketed portfolio spans seven real-time PCR tests including a test for the mutation status of the oncogene K-RAS, which is indicative for successful treatment of patients suffering from metastatic colorectal cancer (mCRC) with EGFR inhibitors. In addition, three assays are in the near-term pipeline and further assays are in the medium-term pipeline. DxS’ portfolio of assays, both marketed and in its pipeline, is strongly suitable for use with QIAGEN’s existing suite of platform instruments, including QIAsymphony and Rotor-Gene Q.

DxS is one of the pioneers which have brought molecular companion diagnostics to market. The TheraScreen: K-RAS Mutation Kit® developed by DxS has already been CE-marked. In the United States, the test is expected to be submitted to the FDA for regulatory approval (PMA) in 2010. It is estimated that in the future the market for overall K-RAS testing could reach up to US$ 100 million. DxS’ current portfolio and near-term pipeline includes ten unique and proprietary assays. The company has accumulated a significant intellectual property portfolio for its current and planned diagnostic content.

“The acquisition of DxS is strategically a highly important transaction for QIAGEN. It combines two leadership positions to create a very powerful leader in a transformational area of healthcare: personalized healthcare. This transaction is a key element of our strategy to lead in molecular diagnostic-based prevention, profiling and personalized healthcare. These three elements are expected to significantly shape and contribute to future improvements in healthcare and have the potential to provide significant benefits to patients as well as exceptional value for payers, providers, and the pharmaceutical industry”, said Peer M. Schatz, CEO of QIAGEN.

“QIAGEN is the ideal partner for DxS to globally roll out our assays, to take our partnerships to the next level and to take a leadership position in companion diagnostics”, said Stephen Little, founder and CEO of DxS. “Unlike any other company, we believe that QIAGEN addresses the broadest range of companion diagnostic options for pharmaceutical and large biotech companies – starting from an independent sales reach over broad technology, R&D and manufacturing capabilities up to expertise in regulatory affairs and access creation to physicians and laboratories.”

“This combination has the potential to create a classical win-win situation for everyone involved”, said Peer Schatz. “We believe that QIAGEN can use its enhanced strategic position to leverage the opportunities in personalized healthcare: pharma customers can benefit from a stronger, independent and focused partner to better serve their special development needs, employees can benefit from enhanced career opportunities, physicians can benefit from faster access to better tools for diagnosis and treatment, and healthcare systems can benefit from the potential for increases in effective and efficient treatments. But most importantly, patients who suffer from serious diseases, such as cancer, stand to benefit significantly from these new trends in personalized healthcare, which can lead to the avoidance of unnecessary or even harmful treatments and therefore to an increase in the quality of their lives.”

DxS’ senior management will join QIAGEN in leading roles in the Company’s rapidly expanding personalized healthcare focus area, facilitating rapid integration and focus on the further expansion of this key segment. For that purpose, QIAGEN intends to establish DxS’ headquarters in Manchester as a Center of Excellence in Pharma Partnering. Given the high level of synergies, QIAGEN expects to grow the Manchester location.

Transaction Highlights

•	QIAGEN believes it has taken a leadership position in molecular diagnostics for personalized healthcare, positioned to help drive and shape this rapidly emerging trend.

•

QIAGEN unveils for the first time the depth of its partnered companion diagnostics pipeline and is now active in over 15 partnerships. This is believed to be one of the deepest such pipelines in the industry.

•	QIAGEN expands leadership in personalized healthcare, a key pillar in the Company’s strategy to focus on molecular diagnostic-based prevention, profiling, and personalized healthcare.

•	QIAGEN creates a leading portfolio in companion diagnostics:

o	DxS adds seven PCR assays targeting biomarkers including K-RAS and EGFR29, which may be useful in identifying patients’ response to certain cancer treatments (e.g. colon, lung cancer).

o	QIAGEN’s existing portfolio already included pyrosequencing-based K-RAS, BRAF and methylation assays targeting biomarkers, as well as large numbers of gene expression and miRNA assays for discovery of future biomarkers and instrument platforms to automate these tests.

•	Accretion to adjusted EPS beyond the year 2010.

•

Very synergistic; minimal overlap and seamless integration expected. DxS’ senior management will continue to assume leading positions in expanding QIAGEN’s partnerships with pharma and biotech in companion diagnostics.

Financial Details

Under the terms of the agreement, QIAGEN acquired the entire outstanding share capital in DxS. QIAGEN expects to incur one-time charges of approximately US$ 0.02 in EPS in the third quarter 2009 in connection with this acquisition. These charges primarily relate to consulting and advisory fees incurred in connection with the acquisition and the write-off of certain assets. In addition, based on preliminary analyses and following the streamlining of the portfolio, QIAGEN expects this transaction to contribute approximately US$ 6 million in sales in the remainder of 2009 and approximately US$ 30 million in sales in 2010. On an adjusted basis excluding one-time charges, integration and restructuring costs, and amortization of acquisition related intangible assets, the acquisition is expected to be neutral to EPS in the remainder of 2009 and to be dilutive by US$ 0.02 in 2010. Beyond 2010, it is expected that the acquisition will be accretive to adjusted EPS. Jefferies acted as exclusive financial advisors in this transaction.

About QIAGEN in Molecular Diagnostics

With a run-rate over US$ 450 million in sales and rapid growth in this segment, QIAGEN believes it is a leader in molecular diagnostics, excluding viral load testing and blood screening.

QIAGEN has defined three segments in laboratory-based molecular diagnostics it is focusing on:

1)	Prevention: This segment covers markers tested for in asymptomatic patients for the purpose of early disease or risk detection and in regular intervals. These assays are typically performed by laboratories in high volumes. QIAGEN’s portfolio in HPV testing and, in addition, the panel of assays in development (including tests for chlamydia and gonorrhea) address the most attractive and fastest growing segments in Prevention. These assays can be performed on current systems and on QIAGEN’s QIAensemble platform. This platform is expected to be launched in late 2010 in Europe and in mid 2012 in the United States and is expected to set a new standard in molecular diagnostic screening in terms of throughput and utility.

2)	Profiling: This segment covers tests performed on symptomatic patients to create or confirm a diagnosis. The assays are mostly performed at lower throughputs, but are often of higher value per test. QIAGEN’s portfolio of molecular diagnostic assays (>80) for pathogens is considered one of the broadest in the world and is used to detect and profile pathogens. This segment also includes a number of genetic and other assays.

3)	Personalized Healthcare: QIAGEN believes that this is the most transformative area of molecular diagnostics. These assays are used to guide therapy for pre-diagnosed symptomatic patients. They are typically higher value, lower volume assays. QIAGEN today sells approximately 20 assays in personalized healthcare.

In Personalized Healthcare and Profiling throughput requirements are lower than in the segment of Prevention, but the bandwidth requirements (sample types, etc.) are much higher. The random access, continuous load QIAsymphony platform (sample to result, of which the first modules have been very successfully launched) was designed for these segments.

About QIAGEN in Personalized Healthcare

QIAGEN believes it brings a special value proposition to pharmaceutical companies for companion diagnostics development projects. The Company is considered a key partner as it is:

•	The largest molecular diagnostics company based on revenues, technology and portfolio breadths, outside blood screening/viral load testing.

•	A significant supplier to pharmaceutical discovery and development already today.

•	Owner of a broad technology portfolio in molecular sample & assay technologies.

•	Independent: not owned by a pharmaceutical company.

•	A company with strong regulatory presence, sales channel strength and global reach.

About Companion Diagnostics and Personalized Healthcare

Companion diagnostics are expected to become a key contributor to the transformational trend towards personalized healthcare (PHC). In addition to the increasing awareness of the significant benefits of PHC to key players in healthcare (payers, physicians, regulators, patients), new possibilities in molecular diagnostics and in particular very recent regulatory and payer decisions, most notably around products where DxS’ portfolio plays a key role, have accelerated the trend towards a more integrated use of diagnostic information to guide therapy.

While most current companion diagnostics are “retrofitted” diagnostics, i.e. diagnostics that were retroactively added to approved drugs to improve outcomes, the new generation of companion diagnostics is being developed together with drugs to predict responses of patient populations to the drug treatment and increase its efficacy and safety. By testing for specific genetic variations related to certain biomarkers, health professionals can customize their therapies and avoid unnecessary or harmful treatments. The concept of personalized healthcare plays an increasingly important role in treatment decisions in clinical areas such as cardiovascular and neurological diseases and – most prominently – in cancer. There are 28 companion diagnostic tests for valid genomic biomarkers identified by the FDA in the context of FDA-approved drug labels. According to industry reports, the market for personalized healthcare grew annually at 24% over the last decade, amounting to US$ 13 billion in 2008.

About QIAGEN:

QIAGEN N.V., a Netherlands holding company, is the leading global provider of sample and assay technologies. Sample technologies are used to isolate and process DNA, RNA and proteins from biological samples such as blood or tissue. Assay technologies are used to make such isolated biomolecules visible. QIAGEN has developed and markets more than 500 sample and assay products as well as automated solutions for such consumables. The company provides its products to molecular diagnostics laboratories, academic researchers, pharmaceutical and biotechnology companies, and applied testing customers for purposes such as forensics, animal or food testing and pharmaceutical process control. QIAGEN’s assay technologies include one of the broadest panels of molecular diagnostic tests available worldwide. This panel includes the digene HPV Test, which is regarded as a “gold standard” in testing for high-risk types of human papillomavirus (HPV), the primary cause of cervical cancer, as well as a broad suite of solutions for infectious disease testing and companion diagnostics. QIAGEN employs more than 3,200 people in over 30 locations worldwide. Further information about QIAGEN can be found at http://www.qiagen.com/.

About DxS:

DxS is a personalized healthcare company providing molecular diagnostics to aid doctors and drug companies in selecting safe and effective therapies for patients based on their molecular profiles (Companion diagnostics). Headquartered in Manchester, UK, the company employs approximately 80 employees in two countries, most of them in the UK. More information about DxS can be found at www.DxSdiagnostics.com.

SAFE HARBOR STATEMENT

Statements contained in this release that are not historical facts are forward-looking statements, including statements about our products, markets, strategy and operating results. Such statements are based on current expectations that involve risks and uncertainties including, but not limited to, those associated with: management of growth and international operations (including currency fluctuations and logistics), variability of our operating results, commercial development of our markets (including applied testing, clinical and academic research, proteomics, women’s health/HPV testing, molecular diagnostics, personalized healthcare and companion diagnostics), our relationships with customers, suppliers and strategic partners, competition, changes in technology, fluctuations in demand, regulatory requirements, identifying, developing and producing integrated products differentiated from our competitors’ products, market acceptance of our products, and integration of acquired technologies and businesses. For further information, refer to our filings with the SEC, including our latest Form 20-F. Information in this release is as of the date of the release, and we undertake no duty to update this information unless required by law.

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Exhibit 99.2

Contacts: IR QIAGEN; email: ir@qiagen.com; phone: +49 2103 29 11710

Ad-hoc notification pursuant to Section 15 of the German Securities Trading Act

QIAGEN announces an offering of new common shares

Venlo, the Netherlands – September 22, 2009

QIAGEN N.V. (NASDAQ: QGEN; Frankfurt Stock Exchange, regulated market (Prime Standard): QIA) (the “Company”) announces today the launch of a placement of up to 27.5 million newly issued common shares through a bookbuilding process (the “Offering”). In addition, the Company will grant the underwriters an option to purchase up to 4.125 million additional newly issued common shares solely to cover over-allotments, if any (such shares, together with the Offering shares referred to above, the “Shares”).

The Shares will be offered in a global offering consisting of an international offering to certain institutional investors outside the United States and a registered offering in the United States. Pre-emptive rights of shareholders have been excluded for the Offering.

The Company plans to use the net proceeds of this offering to fund the acquisition of DxS Ltd. announced on September 22, 2009 and potential future acquisitions, to strengthen its balance sheet and for general corporate purposes.

Deutsche Bank, Goldman Sachs International and J.P. Morgan will be acting as Joint Global Coordinators and Joint Bookrunners for the Offering. The offer price and number of Shares placed in the Offering will be determined based on the outcome of a bookbuilding process and will be stated in a pricing statement (the “Pricing Statement”) which will be deposited with the Netherlands Authority for the Financial Markets (Stichting Autoriteit Financiële Markten; the “AFM”) and announced by way of an ad-hoc announcement pursuant to Section 15 of the German Securities Trading Act. The order book will open on Wednesday, September 23, 2009, 3.00 am EDT (9.00 am CET). The timing of the closing of the book will be determined at the absolute discretion of the Joint Bookrunners but it is currently envisaged for Thursday, September 24, 2009, 4.00 pm EDT (10.00 pm CET). Application has been made for admission to trading of the Shares on the regulated market (Regulierter Markt) of the Frankfurt Stock Exchange, Prime Standard segment, and on NASDAQ Global Select Market. Subject to approval by the AFM, a prospectus relating to the listing of the Shares on the Frankfurt Stock Exchange is expected to be published on or about September 23, 2009 by being made available to the public, free of charge, in printed form at the registered office of QIAGEN N.V., Spoorstraat 50, 5911 KJ Venlo, the Netherlands, fax: (+31)-77-320-8409; email: ir@qiagen.com and through the offices of the Joint Global Coordinators. Furthermore, a registration statement has been filed with the U.S. Securities and Exchange Commission (the “SEC”) today.

In connection with the Offering, Goldman Sachs International, as stabilising manager, or any of its agents, on behalf of the Joint Bookrunners and the other managers (the “Managers”) in the Offering, may (but will be under no obligation to), to the extent permitted by applicable law, over-allot or effect other transactions which stabilise or maintain the market price of the Company’s common shares or any options, warrants or rights with respect to, or interests in, the Company’s common shares, in each case at a higher level than might otherwise prevail in the open market. The stabilising manager is not required to enter into such transactions and such transactions may commence on or after the publication of the Pricing Statement and will end no later than the thirtieth day after the allotment of the Shares, which is expected to be 24 October 2009 (the “Stabilisation Period”). Such transactions may be effected on the Frankfurt Stock Exchange, on the NASDAQ Global Select Market, on the over-the-counter market or otherwise. There can be no assurance that such transactions will be undertaken and, if commenced, they may be discontinued at any time without prior notice.

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QIAGEN N.V.

Spoorstraat 50

5911 KJ Venlo

The Netherlands

ISIN: NL 0000240000

German Securities Identification Number (WKN): 901626

Common Code: 007994915

This ad-hoc notification does not constitute, or form part of, an offer or invitation to sell or issue, or any solicitation of an offer to purchase or subscribe for securities and any subscription for or purchase of, or application for, the Shares should only be made on the basis of information contained in the prospectuses (the “Prospectuses”) prepared by the Company in connection with the Offering. In particular, any subscription for or purchase of, or application for, the Shares in the United States should only be made on the basis of information contained in the prospectus, including the prospectus supplement, forming a part of the automatically effective shelf registration statement in connection with the Offering.

The Company has filed a registration statement in the United States under the U.S. Securities Act of 1933, as amended (the “Securities Act”), in connection with the offer and sale of the Shares. A written prospectus, including the prospectus supplement, satisfying the requirements of Section 10 of the Securities Act and containing the detailed terms of the offering will be available on the U.S. Securities and Exchange Commission’s website at www.sec.gov.

This ad-hoc notification does not constitute a recommendation. Prospective investors should consult a professional advisor as to the suitability of the Shares for the individual concerned. All investments are subject to risk. The value of the Shares may fluctuate. An investment in the Company is speculative and involves a substantial degree of risk, including the risk of total loss of such investment.

Prospective investors should not treat the contents of this document as advice relating to legal, taxation or investment matters, and are to make their own assessments concerning these and other consequences of any investment, including the merits of investing and the risks. Prospective investors are advised to seek expert legal, financial, tax and other professional advice before making any investment decision.

This ad-hoc notification does not constitute, and may not be used for the purposes of, an offer or an invitation to subscribe for the Shares by any person in any jurisdiction in which (i) such offer or invitation is not authorised; or (ii) in which the person making such offer or invitation is not qualified to do so; or (iii) to any person to whom it is unlawful to make such offer or invitation.

The distribution of this ad-hoc notification in certain jurisdictions may be restricted by law, and therefore persons into whose possession this ad-hoc notification comes should inform themselves about and observe any such restrictions. Any failure to comply with these restrictions may constitute a violation of the securities laws of such jurisdiction.

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The content of this ad-hoc notification includes statements that are, or may be deemed to be, “forward-looking statements” based on management’s expectations, including, but not limited to, statement relating to the proposed Offering and the expected use of the proceeds from the Offering. By their nature, forward-looking statements involve risks and uncertainties and readers are cautioned that any such forward-looking statements are not guarantees of future performance. The Company’s actual results may differ materially from those predicted by the forward-looking statements. The Company undertakes no obligation to publicly update or revise forward-looking statements, except as may be required by law.

This document is an advertisement for the purposes of applicable measures implementing Directive 2003/71/EC (such Directive, together with any applicable implementing measures in the relevant home Member State under such Directive, the “Prospectus Directive”). Subject to approval by the AFM, a prospectus for the purpose of the listing of the Shares on the regulated market (Prime Standard segment) of the Frankfurt Stock Exchange is expected to be published on or about September 23, 2009 by being made available to the public, free of charge, in printed form at the registered office of QIAGEN N.V., Spoorstraat 50, 5911 KJ Venlo, the Netherlands, fax: (+31)-77-320-8409; email: ir@qiagen.com and through the offices of the Joint Global Coordinators.

In any EEA Member State that has implemented the Prospectus Directive, this communication is only addressed to and directed at qualified investors in that Member State within the meaning of the Prospectus Directive.

This communication is only being distributed to and is only directed at (i) persons who are outside the United Kingdom or (ii) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”) or (iii) high net worth companies, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). The Shares are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such Shares will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this document or any of its contents.

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